Exhibit 99.1

Medigus Forms Joint Venture for the Development of Urban and Logistics
Electric Vehicles with EMuze Founders

Former designer of Italian vehicles manufacturer, Amir Zaid and leading manufacturer of high-end scooters, E-mobility and Skiing Machines, Weijian Zhou will join Medigus, via its wholly owned subsidiary Charging Robotics, in the Joint Venture

OMER, Israel, Feb. 19, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS), a technology company engaged in advanced medical solutions and innovative technology, announced today the signing of a definitive agreement to form a joint venture, NewCo, for the development and commercialization of urban and logistics EV micro-mobility vehicles for “last mile” delivery, and cargo. The signing of the definitive agreement relating to NewCo relates to the prior announcement in November 2020 regarding the execution of the non-binding memorandum of understanding with the EMuze founders.

The joint venture partners will include Mr. Amir Zaid, and Mr. Weijian Zhou, the founders of EMuze (a privately held company that designs and develops electric mobility micro vehicles), and Medigus via its wholly owned subsidiary Charging Robotics Ltd. Mr. Zaid is one of the leading designers in the global automotive industry and who was also part of the design of Italian vehicles manufacturer and other leading international car brands. He specializes in the micro mobility vehicles market and serves as the CEO of Emuze, an innovative urban transportation company aiming to provide safer, high-level personal transportation platforms that will help expand the use of micro mobility solutions.

Mr. Weijian Zhou is a manufacturer of high-end scooters, E-mobility and Skiing Machines. Mr. Zhou’s operations are equipped with advanced machining and inspection facilities, an R&D center, and a Training Institute.

The joint venture’s intended focus is to develop unique EVs that have the ability to last a full working day within a single charge, to suit a heavy-duty and rigid operation and be tailored mission-specific designs as well as Hop on -Hop off modes, off-road versions and a low cost of operation.

Medigus will be entitled to acquire up to 50.1% of the NewCo's share capital upon its incorporation, on a fully diluted basis, by investing up to US$1,350,000 upon NewCo meeting certain milestones as set in the agreement. Medigus will initially invest US$250,000 within 14 days of NewCo’s incorporation, resulting in its ownership of 19.99% of NewCo’s share capital. An additional US$400,000 will be invested based on predefined milestones which include the finalization of a design model within two months following the initial financing and formation of NewCo, the finalization of the development of an operational model of the “PORTO” modular delivery vehicle and 3 sample “PORTO” models within six months following the initial financing, the development of built-in tracking tool with a supporting software platform within eight months following the initial financing, and the execution of two material commercial agreements or long form engagements, for pilot projects, with at least two global shipping companies for product evaluation and purchase, within eight months following the initial financing. The second investment will result in Medigus holding 37.5% of NewCo’s share capital on a fully diluted basis.

Within twelve months following the completion of the second financing, but in no event later than December 31, 2022, Medigus will be entitled to invest an additional amount of US$700,000, resulting in its ownership of 50.1% of NewCo’s share capital on a fully diluted basis.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward-looking statements in this press release when it discusses the formation of the joint venture, and the ownership percentages and potential investment amounts to be made in the joint venture based on the meeting of certain milestones, and the joint venture’s intended focus on the development of unique EVs that have the ability to last a full working day within a single charge, to suit a heavy-duty and rigid operation and be tailored mission-specific designs as well as Hop on -Hop off modes, off-road versions and a low cost of operation. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the closing of the Medigus acquisition of shares from the companies’ current shareholders, actual investment in the companies or the issuance of shares of the companies pursuant to such investment. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler

Chief Financial Officer

+972-8-6466-880

ir@medigus.com